Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

QUESTIONS AND ANSWERS ON VERIZON’S ACQUISITION OF MCI

1. Will Verizon change its name?

There are no plans to change the Verizon name as a result of the MCI acquisition. Once the acquisition is completed, MCI will become part of the Verizon family.

2. Will the acquisition affect telephone service quality?

Verizon is proud of its record in providing quality telephone service. In fact, for 2005, Fortune Magazine ranked Verizon # 1 in the industry in a number of key categories, including service quality. With the company’s continuing investment in an all-fiber network in New York, service quality increasingly will be viewed as state-of-the-art in the nation.

3. How will this acquisition affect competition?

Unlike cable, telecommunications competition is robust. Today, mass-market competition comes not only from traditional wireline carriers but also from a number of intermodal providers — such as cable and wireless providers, VoIP providers, e-mail, and instant messaging. Intermodal competition is especially intense in Verizon’s service area where cable companies and others are rolling out service on a widespread basis. For example, cable companies already offer voice telephone service to more than 23 million homes in Verizon’s service area alone. In the large enterprise market, a combined VZ/MCI will be one among many other large competitors—including major foreign carriers such as British Telecom, Deutsche Telekom, KPN Telecom.

4. What will be the impact of the acquisition on prices?

Prices will continue to be driven by competition, including from intermodal providers such as cable, wireless, and VoIP.

5. How will the merger affect service to rural areas?

In areas served by Verizon, we will continue to provide quality service. In areas not served by Verizon, we will continue to provide Independent Telephone Companies with services and facilities for interconnection and traffic termination in accordance with tariffs and agreements. The merger does not call for any change in the rates, terms or conditions of these (or any other) services.

6. Will Verizon still have a local presence in the community?

Verizon will continue to be represented in our communities across New York State through its philanthropy, employee volunteerism and programs for people with special needs.

7. Will Verizon continue to support non-profits?

Verizon will continue to act as a model corporate citizen. This includes supporting and helping grow our communities through support of non-profits.

8. How will the acquisition impact the Lifeline program?

The acquisition will in no way affect Verizon’s discounted Lifeline telephone program for income-eligible New Yorkers. Verizon continues its agreement with OTDA (Office of Temporary and Disability Assistance) to automatically enroll eligible clients. In fact, for years New York has been a leader in conducting automatic Lifeline enrollment. We also will continue to conduct aggressive outreach programs in multiple languages to raise awareness about our Lifeline program. Currently, Lifeline enrollment in New York is the second highest in the nation (after California).

9. Will the Verizon/MCI acquisition result in layoffs?

In general, the goal of any acquisition is to bring greater operational efficiency and synergies. While the companies have not engaged in any post-acquisition planning, it is anticipated that a combined company will result in an elimination of duplicative staff functions such as finance, legal and human resources. Opportunities for synergies also are achievable in the enterprise markets, wholesale, international and information technology. Union represented positions will remain in full-force.

10. Does this acquisition benefit national security and overall public interest?

Yes. Verizon has committed to invest $2 billion in capital and up to $3.5 billion in total (including integration expenses) to enhance MCI’s network and systems, which are critical components of government communications systems. MCI is a significant provider of advanced data, Internet and voice communications services to federal, state and local agencies in the U.S. and to government organizations worldwide. For over a decade, government agencies, including the U.S. Department of Defense, U.S. State Department, Federal Aviation Administration, U.S. Congress and Armed Services have relied heavily on MCI’s proven ability to design and install integrated services to protect, transfer and deliver some of our nation’s most sensitive and influential information. The combined company will continue this stewardship, enabling government agencies to remain at the forefront of new communications technology. Indeed, the general public interest will be served by the increased investment in the nation’s critical infrastructure, advanced broadband platform, and next-generation multimedia services.

In connection with the proposed acquisition of MCI, Verizon filed, with the SEC on July 20, 2005, an amended proxy statement and prospectus on Form S-4 (Registration No. 333-124008), that contain important information about the proposed acquisition. These materials are not yet final and will be amended. Investors are urged to read the proxy statement and prospectus filed, and any other relevant materials filed by Verizon or MCI because they contain, or will contain, important information about Verizon, MCI and the proposed acquisition. The preliminary materials filed on July 20, 2005, the definitive versions of these materials and other relevant materials (when they become available) and any other documents filed by Verizon or MCI with the SEC, may be obtained for free at the SEC’s website at www.sec.gov. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc.,

Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147. Investors are urged to read the proxy statement and prospectus and the other relevant materials when such other materials become available before making any voting or investment decision with respect to the proposed acquisition.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of shareholders, dated March 21, 2005. Information about MCI’s directors and executive officers is available in MCI’s proxy statement for its 2005 annual meeting of stockholders, dated April 20, 2005. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction, if consummated; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor/ and www.mci.com/about/investor_relations/sec/.